
TK-108
TK-109

Investor Presentation

August 2011

NASDAQ Listed: MNEL

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Forward Looking Statement

This presentation includes forward-looking statements that are subject to many risks and uncertainties. These forward-looking statements, such as statements about Mission's short-term and long-term growth strategies, can sometimes be identified by use of terms such as "may", "will", "believes", "intend", "expect", "anticipates", "plan," "estimate", "project", "potential", "future," "strive," and similar words. These statements involve many risks and uncertainties, some of which are beyond Mission's control, that may cause actual results to differ from what may be expressed or implied in these statements. These risks are discussed in Mission's Securities and Exchange Commission filings and reports, including the risks identified under the section captioned "Risk Factors" in its final prospectus relating to its initial public offering filed on April 20, 2011 pursuant to Rule 424(b) under the Securities Act of 1933, with the Securities and Exchange Commission. Mission has based these forward-looking statements on its current views about future events and are not a guarantee of future performance. Mission disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.


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TK-109

Highlights

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

- Growth is supply driven, selling into multi-billion dollar fuels market
- Imminent long-term supply of low cost raw material, Jatropha
- Ability to increase Jatropha supply while lowering cost
- Estimated 22 million barrel Jatropha oil supply
- Expect to be profitable above US$52* per barrel crude oil
- Business underpinned by world class biodiesel refineries in Malaysia
- Actively selling biodiesel into Malaysian biodiesel mandate



* Note: Profitability above US$52 per barrel is based on Mission Net cost of Jatropha Biodiesel of US$63 per barrel, less the historic difference between crude oil and refined diesel ("ULSD") of US$11 per barrel

Focused on Biofuels Feedstock

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Value in biofuels industry increasingly going to feedstock provider

…"there is a need to find alternative feedstock to reduce competition with food…It will be difficult to reach targets in Biodiesel, because the availability of feedstock is limited". ***Total***

…"Our analysis and 10 year experience of biofuels has led us to conclude that access to advantaged feedstock is the key to success". ***BP***

Feedstock Bundle vs. WTI


250.0
200.0
150.0
100.0
50.0
0.0
US$ Barrel
Range Feedstock Price
Average Feedstock Basket
WTI Crude Oil
Feedstock Prices Outpacing
Energy Price Increase

Upstream : Feedstock → Refining → Downstream : Distribution

← **Highest Return on Investment**

Source: Company compiled data

Integrating our Business: "Soil to Oil"

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Plantations

- **Product:** Crude Jatropha Oil, Seed Cake
- **Markets:** Aviation fuels, transportation fuels, power oil
- **Global:** competitive with crude oil
- **Scale:** 194,000 acres

Refining

- **Product:** Biodiesel
- **Markets:** Transportation fuels
- **Mandated:** Europe, USA, Malaysia
- **Scale:** 105 million gallon name plate capacity

Maturing Jatropha Tree



Mission's Biodiesel Refineries



Controlling the Value Chain

01 Feedstock control ...Jatropha operations; planted at scale

- Grows on marginal land
- Low cost commercially available biofuels solution
- Expect to be profitable above US$52 per barrel crude oil
- Highly valuable fertilizer by-product
- Ability to continually expand and improve margins

02 Refining operations ...low cost; immediate opportunities

- Established and at global scale
- Capture currently available spread and compliance premiums
- Palm switching to Jatropha

03 Integrated business ...control value chain

- Not reliant on subsidies or mandated markets
- Capture downstream and upstream margins
- Secures competitive advantage



Jatropha – a long term solution for biofuels

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

High Quality
- Non-edible
- Favourable chemical properties
- Industry tested

Sustainable
- Grows in marginal soil
- Drought and flood resistant
- Low cost

Plantation
- > 30 year tree life
- Oil yield ramping from year 3
- Mature from year 7


01
Collect seeds for nursery
02
Plant nursery
03
Produce saplings
04
Plant Saplings
05
Sapling growth
06
Tree bears fruit
07
Fruit has seeds
08
Seeds collected & crushed
Seed Contains approx 30% Oil

Jatropha Plantation Operation

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy


Madhya Pradesh
Orissa
Maharashtra
Andhra Pradesh
Karnatiaka

Products Produced



Jatropha Bio-Fertilizer

Crude Jatropha Oil

Large scale contract farming across India

- Productive acres 194,323
- Cover 5 states, 51 districts and 15,300 villages

Extensive field network

- >420 employees
- >2,000 field representatives
- >1,300 acres of captive nurseries for sapling production

Rapid Progress....further growth planned

- First planting in 2008
- 30% growth in CY2010

Technology Enables Small Holder Farming

Heat Map – Indian Acreage


India
Laccadive Sea

Orissa Farmers




Patch Data
CFA No.
Acreage
Date Established
No. of Trees
State
FA
Last Updated
Map
Video
Taluka Rating
CFA Rating
Yield
Map
Satellite

Specific Farmer Plot

cfa_number: 2708170
cfa_date: 1/0?/1900 0:00
number_acres: 2

MAT_Link: Go to MAT
first_name: Kanhu
last_name: Patra

Survival: More than 90%
Branches: 1 -3 branches
Height: Less than .5 meters
Spacing: 2m by 2m
Soil: Sandy
Topography: Flat
Intercroping: Vegetable

state_name: Orissa
taluka_name: KHALLIKOTE
district_name: GANJAM


Map
Video
Taluka Rating
CFA Rating
Yield

Plot Video



Expected Farmer Yield Curve

Anticipated Rapid Yield Growth

- Maturing profile of existing 194,323 Jatropha acreage
- Scalable, current acreage less than 0.5% of identified marginal land
- Building supply and increasing oil yield
- 7 years to full maturity
- First harvest completed

Yield Ramp Up – Maturing Trees & Continued Planting


Yield Per Acre Across Planting years
(Tonnes CJO Per Year)
2.5
2.0
1.5
1.0
0.5
0.0
0
1
2
3
4
5
6
7
8
9
10
Current Position
CAGR 159%
2010
2009
2008
2007

Projected Lifetime Oil Supply - growing with new acreage and yield enhancement


CJO Supply (mn Barrels)
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
2010
2011
2012
2013
2014
2015
CAGR 64%
74.6
51.0
30.1
Range of Supply

Jatropha Value: Capturing Margin

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

- Biodiesel currently sells for $117 over crude oil price
- Further margin expansion from:
  - Lowering cost base
  - Increased revenue from seed cake by-product



$ Barrel
213
161
128
96
63
42
Compliance Premium
RIN Value $86 bbl
ULSD $31
Crude Oil - WTI $96
Refining & Logistics $52
Soybean Oil $161
Profit Potential $119
Current CJO Cost Net byproduct $42
Profit Potential $150
Current JME Cost Net byproduct $63*
Biodiesel Buyer
Current Biodiesel Price (USA)
Biodiesel Producer
Current Biodiesel Price (USA)
Mission Selling Crude Oil
Mission Selling Refined Product

** Note: Current JME cost Net of byproducts, compares to crude oil (WTI) by adding the historic difference between crude oil and refined diesel ("ULSD") of US$11 per barrel*
Source: Company compiled data

Compounding Investment Opportunity

(calculated at Mid range volumes and values)


Per Acre
Per Year From Maturity
4.6 bbl (0.62t) Jatropha Oil
Over 30 years
115 bbl (15.54t) Jatropha Oil
Jatropha Oil
$846
$21,160
1 Acre
1.87 tonnes Seed
Revenue:
$2,396 per year
$60,220 contract term
Seed Cake
Per Year From Maturity
1.25 t Seed Cake
Over 30 years
31.50 k t Seed Cake
$1,550
$39,060
Existing Acreage
Per Year From Maturity
894k bbl (120.5k t) Jatropha Oil
Over 30 years
22.3 m bbl (3.1 m t) Jatropha Oil
Jatropha Oil
$164.5m
$4.1b
194,323 Acre
363,384 tonnes Seed
Revenue:
$465m per year
$11.7b contract term
Seed Cake
Per Year From Maturity
242.5k t Seed Cake
Over 30 years
61.2 m t Seed Cake
$300m
$7.6b

Jatropha Yield Potential

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

We expect that Jatropha yield with increase in line with other crop advancements

Soybean Yield Advances


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1961-1965
1966-1970
1971-1975
1976-1980
1981-1985
1986-1990
1991-1995
1996-2000
2001-2005
2005-2007
USA
Brazil
Argentina
China
India
World Ave

Source: International Food & Agri Business Management Association (2009)

Palm Oil Yield Advances


14000
12000
10000
8000
6000
4000
2000
0
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
Palmoil
Oilseed rape
Sunflower
Soybeans

Source: The Gallagher Biofuels Review (2008)

Stage 1. Active Managed: Contract Farming

- Contract farming:
  - Rapid scale up, no direct future CAPEX required
  - Mminimizes yield risk
  - Shared leanings – improved future productivity
- "Active" contract farming managed with systems and performance
  based compensation has tremendous leverage
  - Land, labour, capital and technology
- The power is in the network not the contract farming agreement
  - Market linkage
  - Scalability

Stage 2. Improved Genetics: Owned & Operated

- Power of genetics proven in other Agricultural crops
  - Palm: from 4-12 tonnes per hectare
  - Soybean: from 1.2 – 2.3 tonnes per hectare
- Genetics is ultimately the largest driver of yields
  - Collaboration with JOil & TERI

teri JOil™

Domesticating Jatropha to a commercial crop

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Refining Operation: Global Scale

- 105 million gallon pa (350k tpa) name plate capacity
- Feedstock agnostic
- Pre-treatment and glycerine purification

Kuantan Port, Malaysia

- Close to feedstock supplies
- Tariff-free trade to EU
- Cost-effective transport



Kuantan Port



Mission's Site
Mission Dedicated
Deep water Jetty

RSPO
Roundtable on Sustainable Palm Oil

Affiliate Member of Roundtable on Sustainable Palm Oil (RSPO)

ISO International Organization for Standardization

ISO 9001:2008 Compliant – highest commercial quality management certification

1st biodiesel producer worldwide to receive ISCC Carbon Attestation

Malaysian Market

- 5% blending mandate implemented from 1 June 2011 in central region
- Mandate obligates all oil majors to reach a 5% biodiesel blend
- 200,000 tonnes per year increasing to 500,000 tonnes per year
- Only Malaysian Palm-based feedstock and Malaysian refiners allowed
- Mission is the largest refiner in Malaysia

Malaysian 5% Blending Mandate State Roll Out


Kuantan Port
Selangor
Negri Sembilan
Melaka
Central Region Phase 1 Mandate - 200,000 tpa
Phase 2 Mandate - 300,000 tpa

Source: Malaysian Palm Oil Board

Upcoming Milestones

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

- Sales into Malaysian mandate ramping up on November 2011 and July 2012
- Add 50,000 acres in 2011, continue to grow in the future
- Profitable above US$52* per barrel crude oil
- Highly valuable fertilizer by-product
- Ability to continually expand volume and improve margin



* Note: Profitability above US$52 per barrel is based on Mission Net cost of Jatropha Biodiesel of US$63 per barrel, less the historic difference between crude oil and refined diesel ("ULSD") of US$11 per barrel

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy



Corporate Contact

James Garton
Head of Corporate Finance, M & A
Mission NewEnergy Limited

Tel: +1 (210) 841-5741
Fax: +618 9204 2383

james@missionnewenergy.com
www. missionnewenergy.com


Europe
Biodiesel Sales
United States
Long Term Offtake
India
Jatropha
Plantation
Malaysia
Biodiesel Refineries
Australia
ASX:MBT

Appendix

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Financial Information – P&L

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Profit & Loss (A$ million)	Twelve Months Ending June 30, 2011	2010
Revenue		
Product Sales	14.1	14.4
Jatropha Biological Revenue	0.8	1.7
Other	2.1	0.4
Total Revenue	16.9	16.5
Cost of Sales	(14.0)	(15.0)
Gross Profit	3.0	1.4
Cash Gross Profit	0.4	(0.2)
Expense		
Operating Expenditure	(10.0)	(7.7)
Non Cash Expenditure	(7.6)	(84.3)
Total Expense	(17.6)	(91.9)
EBITDA	(14.7)	(90.5)
Dep & Amort	(0.6)	(2.1)
Finance Charge - amort and disc	(2.4)	(2.3)
Finance Charge - coupon payment	(2.9)	(2.9)
Income Tax	0.00	(0.03)
Net Profit / (Loss)	(20.5)	(97.8)
Net Cash Profit / (Loss)	(12.5)	(10.8)
Earnings per share		
Basic	(3.31)	(20.76)
Fully Diluted	(3.31)	(20.76)

Financial Information – Balance Sheet

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Balance Sheet (A$ million)

Assets	June 30, 2011
Cash & cash equivalents	15.8
Other	13.5
Total Current Assets	**29.2**
Property, plant and equipment	6.7
Other	1.9
Total non-current assets	**8.5**
Total Assets	37.8
Liabilities	
Trade and other payables	(6.7)
Financial Liabilities	(14.9)
Other	(0.3)
Total Current Liabilities	**(22.02)**
Financial liabilities	(44.3)
Total non-current Liabilities	**(44.3)**
Total Liabilities	(66.3)
Net Assets	(28.6)
Total Equity	28.6

Capital Structure

Common Shares Outstanding (post)	8,512,259
Performance Rights & Warrants	158,810
Warrants Outstanding	2,995,009
Employee Performance Share & third party share options	7,315
Convertible Note	935,579
Subtotal	4,,096,713
Fully Diluted	12,608,9722

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Leadership Team



Mr. Dario Amara

Non-Executive Chairman

- John Holland, GRD Minproc, Austal, Emerson Stewart



Dato Zain Yusuf

Non-Executive Deputy Chairman

- Shell Group, Faber Group



Admiral (Ret'd) Tan Sri Anwar Mohd

Non-Executive Director

- Chief of Defense, Malaysia. Armed Forces Fund, Affin Bank, Boustead Plantations, BHP Petrol, Boustead Shipyard, Sime Darby



Mr. Arun Bhatnagar

Non-Executive Director

- Headed various Indian government Ministries, Minister of Economics, Secretary to National Advisory Council, Chairman Prasar Bharti ("BBC" of India)



Mr. Peter Torre

Non-Executive Director

- Hall Chadwick, Carbine Resources, Torre Corporate



Nathan Mahalingam

Managing Director & Founder *(CEO)*

- UMW, MBf Finance, Westport Malaysia



Guy Burnett

Finance Director *(CFO)*

- Umgeni Water, KPMG, Western Power



James Garton

Head Corporate Finance

- FBR Capital Markets, Jefferies / BBY



Major General (Ret'd) Douglas Pearson

Advisory Board - Chairman

- Air Force, Lockheed Martin



Mr. Roger Fizzell

Advisory Board

- American Airlines, Lucent Technologies, AT&T, Bell



Mr. Brian Tippins

Advisory Board

- HP, Intel, SureWest

Corporate Structure

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy


Mission NewEnergy Limited (Australia)
Mission Biofuels Sdn Bhd (Malaysia)
Mission Biotechnologies Sdn Bhd (Malaysia)
Mission Agro Energy Limited (Mauritius)
Scarborough Beach Holdings, Inc (Delaware USA)
Mission Biofuels India Private Limited (India)
PJ Trading, LLC (Delaware)
Mission Agro Diesel (India)
PJ Trading, Pennsylvania, LLC (Pennsylvania)

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Mission History

2006
- Listed ASX

2007
- 30 mm gal name plate capacity
- First planting

2008
- Capacity utilization
- Scale planting

2009
- Continued scale planting
- Capacity utilization
- Valero deal

2010
- 75 mm gal name plate capacity
- First harvest
- Continued scale planting

2011
- Listed NASDAQ
- 22 million barrel projected life time oil supply
- Profitable above US$52 per bbl crude oil



Feedstock Flows
Biodiesel Flows
Europe Biodiesel Sales
~194,000 Acres
M1-75 mn Gal pa Capacity
United States Long Term Offtake NASDAQ: MNEL
India Jatro pha Plantation
Malaysia Biodiesel Refineries
M1-30 mn Gal pa Capacity
Australia ASX:MBT

Jatropha Harvest Expectations

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Rapid yield growth achievable

- Maturing profile of existing 194,232
- New planting, current acreage less than 0.5% of identified marginal land suitable for Jatropha

Per Acre - Jatropha Yield Ramp

Year Following Planting	1	2	3	4	5	6	7 Onward
% of mature	0%	0%	13.5%	33.3%	50%	80.1%	100%
Total Seed *(tonnes pa)*	0	0	0.28	0.62	1.25	1.63	1.87
Cake *(tonnes pa)*	0	0	0.19	0.41	0.84	1.09	1.25
Oil *(tonnes pa)*	0	0	0.08	0.20	0.31	0.50	0.62


Jatropha Cultivation Region

Source: UN Report: Jatropha A Smallholder Bioenergy Crop

Supply Profile – Existing Acreages

Supply over 30 years

Seed	Oil	Cake	Total Oil Supply (Millions Barrel)	Total Cake supply (Millions Tonne)
1.45	0.48	0.97	17.27	4.74
1.64	0.54	1.10	19.43	5.33
1.87	0.62	1.25	22.31	6.12
2.06	0.68	1.38	24.47	6.71
2.24	0.74	1.50	26.62	7.30

(Per Tonne per Acre)

Supply Profile – Growth

50k acres pa I Supply over 30 years

Seed	Oil	Cake	Total Oil Supply *(Millions Barrel)*	Total Cake supply *(Millions Tonne)*
1.45	0.48	0.97	39.49	10.83
1.64	0.54	1.10	44.42	12.19
1.87	0.62	1.25	51.00	13.99
2.06	0.68	1.38	55.94	15.35
2.24	0.74	1.50	60.88	16.70

(Per Tonne per Acre)

Mission Business Model

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Biodiesel Value Chain – Mission Fully Integrated



Upstream / Feedstock
Jatropha Acreage
Veg Oil Spot Market
Milling Capacity
By-product Sales
Refining Capacity
Refining Capacity
Downstream / Marketing
Spot Market (Oil traders/ end-users)
Strategic Distribution Agreements
Hedging Position
Mission scope of operations

Core Business Strategy – Low Cost Strategy

Reduce input costs
- Phase 1: Use lowest cost feedstock
- Phase 2: Switch to Jatropha

Increase by-product realization
- Phase 1: Refining by-products
- Phase 2: Jatropha by-products
- Phase 3: Logistic & terminal operation

Mission's Goal
- Achieve "zero" cost of feedstock oil
- No reliance on subsidies
- Ability to compete with mineral diesel on price

Conversion Factors

Exchange Rates

1.00	USD	AUD	INR	MYR
USD	1.00	0.96	44.44	3.02
AUD	1.04	1.00	46.16	3.14
INR	0.02	0.02	1.00	0.07
MYR	0.33	0.32	14.71	1.00

Quantities – Biodiesel

1.00	Tonne	Gallon	Liter	Barrel
Tonne	1	298	1,135	7.4
Gallon	0.003	1	3.8	0.023
Liter	0.006	0.26	1	0.006
Barrel	0.140	42	158	1

Source: Exchange Rate as at noon 1 April 2011

Commercial Metrics

1 Acre Jatropha plantation yields at maturity :

- 1 Tonne Crude Jatropha Oil : 1 Tonne Biodiesel
- 2 Tonne Biomass : 0.89 Tonne Ethanol

1 Hectare : 2.47 Acres


TK-108
TK-109